UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November, 2008

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayer’s ID (CNPJ): 04.032.433/0001
Corporate Registry (NIRE): 33300275410
Publicly-held Company

MATERIAL FACT

Rio de Janeiro, November 13, 2008 – Pursuant to Article 157, paragraph 4, of Law 6404, dated December 15, 1976, and CVM Instruction 358/02, CONTAX PARTICIPAÇÕES S.A. (“Company”) hereby publishes this MATERIAL FACT.

TNL CONTAX S.A. (“TNL Contax”), the Company’s subsidiary, which is a leader in contact center services in Brazil, will launch operations in the Business Process Outsourcing (BPO) segment through the new subsidiary TODO BPO E SOLUÇÕES EM TECNOLOGIA S.A. (“TODO”), with the aim of expanding its service portfolio and entering new markets.

Initially, TODO’s operations will be focused in the provision of technology services for contact center operations, both in the companies’ internal call centers and in the outsourcing segment. Services will initially comprise IT solutions for retention, collection, telemarketing and customer services; IT solutions for VOIP platforms and service desk and help desk management. The Company's strategy is based on the belief that focused operations, through a new subsidiary and with an experienced and dedicated team, will enable it to maintain the operational excellence and specialization which have made TNL Contax renowned among clients and a leader in the market.

The new company is already a leader in the market of technology services for contact centers, since it will begin its operations by providing technology services to its holding company TNL Contax.

TODO’s management team is composed by Messrs. Alessandro Goulart (CEO), Wanderley Schmidt Campos and Mauricélio Lauand (Officers), seasoned professionals who will be in charge of the company’s businesses.

TODO is in the pre-operational phase and it’s headquarter will be located in the city of São Paulo. Operations are scheduled to begin on December 1, 2008.

TNL Contax made this investment through the subscription of new common shares issued by TODO, corresponding to 80% of the subsidiary’s voting and total capital. The remaining shares of TODO’s capital are held directly or indirectly by Messrs. Alessandro Goulart, Wanderley Schmidt Campos and Mauricélio Lauand.

TNL Contax signed with the other shareholders of TODO a shareholders’ agreement and other documents regulating matters such as a non-compete agreement between TODO and TNL Contax and restrictions to the remaining shareholders regarding the sale of shares. The documents do not mention the exercise of voting rights.

Rio de Janeiro, November 13, 2008.

Michel Neves Sarkis
Chief Financial and Investor Relations Officer
Contax Participações S/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2008

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.